SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿  (ALSO ADMITTED IN ENGLAND & WALES)

*    (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 26, 2014	TOKYO TORONTO

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Matthew Crispino, Staff Attorney

Gabriel Eckstein, Staff Attorney

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Momo Inc.
Registration Statement on Form F-1
(Registration No.: 333-199996)
Response to the Staff’s Comment Letter Dated November 24, 2014

Dear Ms. Jacobs, Mr. Crispino, Mr. Eckstein, Mr. Krikorian and Mr. Rohn:

On behalf of our client, Momo Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 24, 2014.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the registration statement last filed with the Commission on November 11, 2014.

The Company respectfully advises the Staff that it will file amendment No. 2 to its registration statement on Form F-1 including red herring prospectus on November 28, 2014 and commence the marketing activities in connection with the offering shortly thereafter. The Company plans to request the Staff’s declaration of the effectiveness of its registration statement on or about December 10, 2014. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Notes to Consolidated Financial Statements

Note 13. Net Loss Per Share, page F-35

1.	We have reviewed your response and revised footnote disclosure in response to prior comment 2. Please clarify your statement that the nonvested restricted stock are equally obliged to share your losses. In this regard, tell us whether this obligation is based on contractual terms. Refer to FASB ASC 260-10-45-67 and 68. The nonvested restricted stock does not yet share in the net residual net assets until they vest. If nonvested restricted stock do not have a contractual obligation to absorb losses, the stock should not be included in basic EPS. Please advise.

The Company respectfully advises the Staff that the nonvested restricted shares are issued and outstanding ordinary shares of the Company, duly registered on the share register of the Company. The obligation of the nonvested restricted shares to share the losses of the Company is based on contractual terms. The restricted share agreements entered into between, inter alia, the relevant founders holding such restricted shares and the Company in April 2012 (the “Restricted Share Agreements”), explicitly states that the relevant founders shall exercise all rights and privileges of a holder of the ordinary shares of the Company with respect to the restricted shares. The Restricted Share Agreements also expressly provides that the relevant founders shall be deemed to be the holder for purposes of receiving any dividends that may be paid with respect to the restricted shares and for the purpose of exercising any rights relating to the restricted shares, even if some or all of such restricted shares have not yet vested and been released from the repurchase right. Therefore, the Restricted Share Agreements reflects the implied contractual agreement among the parties thereto that the holders of the restricted shares shall also bear the obligations of being holders of ordinary shares of the Company with respect to the restricted shares, including the obligation to share the losses of the Company. It is further clarified by the relevant founders in confirmation letters that the holders of nonvested restricted shares and the ordinary shares have the same obligation to share the losses of the Company.

In May 2014, the relevant founders transferred shares of the Company that they had previously held directly by themselves, including the restricted shares, to personal holding companies wholly owned by the respective founders. In the unanimous written resolutions of the shareholders of the Company approving of such transfers, the shareholders also resolved to terminate the Restricted Share Agreements and to enter into a third amended and restated shareholders’ agreement with the Company, among signatories thereto (the “Shareholders’ Agreement”). The purpose of terminating the Restricted Share Agreements was to simplify the legal documentation with respect to the contractual agreements among the shareholders on the Company, by moving the service and transfer restrictions on the restricted shares to the Shareholders’ Agreement and allowing for the contractual agreements among the shareholders to be embodied in a single document. The contractual agreement among the shareholders of the Company with respect to the rights, obligations and restrictions of the restricted shares did not change as a result of the termination of the Restricted Share Agreements and the execution of the Shareholders’ Agreement.

Based on the foregoing, the Company believes that the holders of nonvested restricted and the ordinary shares are the same, and all these shareholders agree that the holders of ordinary shares and holders of nonvested restricted shares have the same rights, privileges and obligation to share the losses of the Company, and the obligation of the nonvested restricted shares to share losses of the Company is based on contractual terms and such obligation is objectively determinable. Considering the holders of nonvested restricted shares have contractual obligation to absorb the Company’s losses, the Company has included the non-vested restricted shares in the basic EPS in accordance with the guidance under ASC260.

2.	Please clarify your table to distinguish the securities that are presented that could potentially dilute basic EPS that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period presented. Your current presentation appears to be unclear to readers. Refer to FASB ASC 260-10-50-1.c. In this regard, consider separating the table to clearly show the computation of diluted earnings per share for ordinary shares.

In response to the Staff’s comment, the Company intends to revise pages F-36, F-37, F-73 and F-74 of its registration statement on Form F-1, in such manner as shown in Annex A attached hereto. The Company intends to reflect these proposed changes in amendment No. 2 to its registration statement on Form F-1 to be filed with the Commission on November 28, 2014.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 18. Subsequent Events, page F-76

3.	We note your disclosure that you granted share options in October 2014 with an exercise price of $0.0002 per share. Please tell us why these share options have a significantly less exercise price per share than your previous share options granted. Further, indicate whether all employees including founders received these options. In addition, the footnote should include the stock-based compensation expense amounts when known.

The Company respectfully advises the Staff that according to the Company’s share incentive plan adopted in November 2012, as amended, the exercise price for share options granted by the Company to a non-U.S. resident shall not be less than the par value of the ordinary shares, which was $0.0001 per share. To provide strong incentives and compensate the employees, the Board approved the exercise price at $0.0002 per share for the options granted in October 2014.

In October 2014, the Company granted 2,963,500 share options to employees who joined the Company prior to June 30, 2014, including three of the Company’s four founders, who were also the full time employees of the Company. The remaining one founder, who is the director on the board elected by the employer shareholders, was not granted any option.

The Company is still in the process of evaluating the fair value per share option and will disclose the stock-based compensation expense amounts when it knows in future filings.

Exhibit Index, page II-8

Exhibit 5.1

4.	You state in your response to prior comment 3 that the language in parenthesis on page 3 of your opinion must be included for the opinion to be valid under Cayman Islands law. Please expand your response to provide the specific authority in support of this requirement. Alternatively, file a revised opinion that omits this limitation, in accordance with our prior comment.

The Company respectfully advises the Staff that the Company has been advised by its Cayman Islands legal counsel, Maples and Calder, that there is English case law (which would be persuasive, but not binding, in the Cayman Islands courts) which suggests that whilst the general rule is that a company is a separate legal personality from its shareholders, there are exceptions to this rule where shareholders may be liable for actions or debts of the company. See Adams v Cape Industries plc [1990] Ch 433, Gilford Motor Co v Horne [1933] Ch 935, Jones v Lipman [1962] 1 WLR 832 and Prest v Petrodel Resources Ltd [2013] 3 WLR 1.

*    *    *

Furthermore, this letter sets forth the Company’s explanation of the reasons behind the increase in the fair value of the ordinary shares of the Company, par value 0.0001 per share (the “Ordinary Shares”), from that as of April 22, 2014, the issuance date of Series D convertible redeemable participating preferred shares, to the mid-point of the preliminary indicative price range for the offering, estimated by the Company on the date hereof, for the Staff’s review.

The Company respectfully advises the Staff that an estimated initial public offering price range for marketing purposes will not be established until shortly before the filing of the preliminary prospectus for the offering on or about November 28, 2014. However, in order to present the reasons for the increase in the fair value of the Ordinary Shares (as described in the paragraph above) for the Staff’s review prior to inclusion of such reasons in the preliminary prospectus, the Company has estimated a preliminary indicative price range with reference to the preliminary indicative valuation provided by the underwriters of this offering, which was in turn derived from the Company’s preliminary financial projections and current market conditions. The estimated preliminary indicative price range is subject to change, which may result from variations in market conditions and other developments. Such developments may not be within the control of, or foreseeable by, the Company. Accordingly, there is no assurance that the estimated price range to be included on the front cover of the preliminary prospectus will correspond to, or that the final offering price will fall within, this estimated preliminary indicative range. The Company currently estimates the preliminary indicative price range for this offering to be between US$5.00 and US$7.00 per Ordinary Share.

The Company respectfully advises the Staff that the increase in the fair value of the Ordinary Shares from US$4.22 per share as of April 22, 2014 to $6.00 per share, the mid-point of the preliminary indicative price range for the offering was primarily attributable to the following factors:

•	During this period, the Company experienced continuous growth in its active users and members basis. The number of monthly active users increased from 42.7 million in March 2014 to 60.2 million in September 2014. The Company further monetized its user base by introducing more mobile games during the period. The Company also plans to further monetize its user traffic through referring traffic from the Company’s platform to e-commerce companies, online marketplaces and other content or service providers. As a result, the Company adjusted its forecasted revenues and cash flows upward to reflect the growth of user base and progress of monetization plan, which in turn, reduced the uncertainties associated with the business plan and the underlying financial forecast of the Company.

•	The Company continued to make substantial progress in the preparation for its initial public offering. This offering will increase the liquidity and marketability of the Ordinary Shares. It will also provide the Company with additional capital, enhance the Company’s ability to access capital markets and expand the Company’s business.

The Company respectfully advises the Staff that, assuming that the mid-point of the estimated offering price range to be included in the preliminary prospectus will be higher than US$4.22, which is the fair value of the Ordinary Shares as of April 22, 2014, the Company plans to include the above factors and discussion in the preliminary prospectus, subject to the Staff’s comment(s) on the draft disclosure above, if any.

The Company respectfully advises the Staff that in determining the fair value of the Ordinary Shares as of various dates before the offering, the Company, with the assistance of an independent valuation firm, has considered the guidance prescribed by the AICPA Audit and Accounting and Valuation Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Guide”).

Paragraph 10.04 of the Guide provides that:

“The ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise before and after a successful IPO may be significantly different. In addition, the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets.”

Paragraph 10.05 of the Guide provides further that:

“The IPO price also reflects an estimate of the expected valuation of the company’s shares based upon its position following a successful IPO. As a result, it normally incorporates the effect of the issuance of primary shares by the company, the proceeds from which can be used to either reduce the company’s debt level or to provide capital to fully finance the company’s expansion or development of its business plan. In contrast, most financings for earlier stage companies do not allow the company to reach break-even cash flows and to become self-sustaining. Therefore, the IPO price recommendation may be free from the risk premium associated with the need to raise additional capital associated with earlier stage companies.”

In accordance with paragraphs 10.04 and 10.05 of the Guide, the Company believes the ultimate initial public offering price itself should not be construed as a reasonable estimate of the fair value of the Ordinary Shares as of various dates before this offering.

*    *    *

If you have any questions regarding the above responses, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Jeffrey Fu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10-8520-7159 or via email at jfu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Yan Tang, Chief Executive Officer, Momo Inc.
Jonathan Xiaosong Zhang, Chief Financial Officer, Momo Inc.
Jeffrey Fu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
David Zhang, Partner, Kirkland & Ellis International LLP

Annex A

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013
(In U.S. dollars in thousands, except share data)

13. NET LOSS PER SHARE - continued

The calculation of net loss per share is as follows:

	For the years ended December 31, 2012	For the years ended December 31, 2013
Numerator:		
Net loss attributable to Momo Technology Company Limited	$ (3,839)	$ (9,326)
Deemed dividend to Series A-1 and Series A-2 shares	(363)	(524)
Deemed dividend to Series A-3 shares	(265)	(509)
Deemed dividend to Series B shares	(2,465)	(5,652)
Deemed dividend to Series C shares	—	(1,435)
Undistributed earnings allocated to Series A shares	—	—
Undistributed earnings allocated to Series B shares	—	—
Undistributed earnings allocated to Series C shares	—	—
Undistributed loss allocated to participating nonvested restricted shares	4,098	9,473
Net loss attributed to ordinary shareholders for computing net loss per ordinary share-basic and diluted	$ (2,834)	$ (7,973)
Denominator:		
Denominator for computing net loss per share-basic:		
Weighted average ordinary shares outstanding used in computing net loss per ordinary share-basic (Note i)	60,103,654	67,190,411
Weighted average shares used in computing net loss per participating nonvested restricted share (Note i)	86,896,346	78,809,589
Weighted average shares used in computing net income per Series A-1 and Series A-2 share	36,124,555	38,977,742
Weighted average shares used in computing net income per Series A-3 share	10,980,847	19,797,980
Weighted average shares used in computing net income per Series B share	28,012,996	69,513,767
Weighted average shares used in computing net income per Series C share	—	7,280,436
Denominator for computing net loss per share-diluted:		
Weighted average shares outstanding used in computing net loss per ordinary shares-diluted (Note i)	60,103,654	67,190,411
Net loss per ordinary share attributable to Momo Technology Company Limited-basic	$ (0.05)	$ (0.12)

F-36

8

MOMO TECHNOLOGY COMPANY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2013
(In U.S. dollars in thousands, except share data)

13. NET LOSS PER SHARE - continued

	For the years ended December 31, 2012	2013
Net loss per participating nonvested restricted shares	$ (0.05)	$ (0.12)
Net income per Series A-1 and Series A-2 shares	$ 0.01	$ 0.01
Net income per Series A-3 shares	$ 0.02	$ 0.03
Net income per Series B shares	$ 0.09	$ 0.08
Net income per Series C shares	$ —	$ 0.20
Net loss per ordinary share attributable to Momo Technology Company Limited-diluted	$ (0.05)	$ (0.12)

Note i: The Company has revised the disclosures related to the net loss per ordinary share and the weighted average ordinary shares outstanding of 147,000,000 to separately disclose the impact of the participating nonvested restricted shares of 86,896,346 and 79,809,589 for the two years ended December 31, 2012 and 2013, respectively, in accordance with the two class method.

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net loss per ordinary share for the years ended December 31, 2012 and 2013, because their effect is anti-dilutive:

	For the years ended December 31, 2012	2013
Share issuable upon exercise of share options	49,976	1,014,557
Share issuable upon conversion of Series A-1 and Series A-2 shares	36,124,555	38,977,742
Share issuable upon conversion of Series A-3 shares	10,980,847	19,797,980
Share issuable upon conversion of Series B shares	28,012,996	69,513,767
Share issuable upon conversion of Series C shares	—	7,280,436

14. COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases. These leases expire through 2016 and are renewable upon negotiation. Rental expenses under operating leases for the years ended December 31, 2012 and 2013 were $446 and $937, respectively.

Future minimum payments under non-cancellable operating leases as of December 31, 2013 were as follows:

2014	$605
2015	113
2016	59
2017 and after	—
Total	$777

Contingencies

There were no material contingencies noted for the years ended December 31, 2012 and 2013.

F-37

9

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2014
(In U.S. dollars in thousands, except share data)

12. NET LOSS PER SHARE - continued

The calculation of net loss per share is as follows:

	For the nine-month periods ended September 30,			
	2013		2014	
Numerator:				
Net loss attributable to Momo Inc.	$	(6,259)	$	(22,881)
Deemed dividend to Series A-1 and Series A-2 shares		(383)		(30,767)
Deemed dividend to Series A-3 shares		(375)		(418)
Deemed dividend to Series B shares		(4,882)		(2,393)
Deemed dividend to Series C shares		—		(4,258)
Deemed dividend to Series D shares		—		(11,837)
Undistributed earnings allocated to Series A shares		—		—
Undistributed earnings allocated to Series B shares		—		—
Undistributed earnings allocated to Series C shares		—		—
Undistributed earnings allocated to Series D shares		—		—
Undistributed loss allocated to participating nonvested restricted shares		6,835		31,608
Net loss attributed to ordinary shareholders for computing net loss per ordinary share-basic and diluted	$	(5,064)	$	(40,946)
Denominator:				
Denominator for computing net loss per share-basic:				
Weighted average ordinary shares outstanding used in computing net loss per ordinary share-basic		62,562,500		77,749,511
Weighted average shares used in computing net loss per participating nonvested restricted share		84,437,500		60,020,065
Weighted average shares used in computing net income per Series A-1 and Series A-2 share		39,145,251		34,176,223
Weighted average shares used in computing net income per Series A-3 share		19,797,980		19,797,980
Weighted average shares used in computing net income per Series B share		69,372,439		70,037,013
Weighted average shares used in computing net income per Series C share		—		36,008,642
Weighted average shares used in computing net income per Series D share		—		25,767,877
Denominator for computing net loss per share-diluted:				
Weighted average shares outstanding used in computing net loss per ordinary shares-diluted		62,562,500		77,749,511
Net loss per ordinary share attributable to Momo Inc.-basic	$	(0.08)	$	(0.53)
Net loss per participating nonvested restricted shares	$	(0.08)	$	(0.53)
Net income per Series A-1 and Series A-2 shares	$	0.01	$	0.90
Net income per Series A-3 shares	$	0.02	$	0.02
Net income per Series B shares	$	0.07	$	0.03
Net income per Series C shares	$	—	$	0.12
Net income per Series D shares	$	—	$	0.46

Net loss per ordinary share attributable to Momo Inc.-diluted	$ (0.08)	$ (0.53)

F-73

10

MOMO INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS - continued
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2013 AND 2014
(In U.S. dollars in thousands, except share data)

12. NET LOSS PER SHARE - continued

The following table summarizes potential ordinary shares outstanding excluded from the computation of diluted net loss per ordinary share for the nine-month periods ended September 30, 2013 and 2014, because their effect is anti-dilutive:

	For the nine-month periods ended September 30,	
	2013	2014
Share issuable upon exercise of share options	5,391,223	23,455,123
Share issuable upon conversion of Series A-1 and Series A-2 shares	39,145,251	34,176,223
Share issuable upon conversion of Series A-3 shares	19,797,980	19,797,980
Share issuable upon conversion of Series B shares	69,372,439	70,037,013
Share issuable upon conversion of Series C shares	—	36,008,642
Share issuable upon conversion of Series D shares	—	25,767,877

13. COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases. These leases expire through 2017 and are renewable upon negotiation. Rental expenses under operating leases for the nine-month periods ended September 30, 2013 and September 30, 2014 were $ 659 and $2,205, respectively.

Future minimum payments under non-cancellable operating leases as of September 30, 2014 were as follows:

2014	$ 773
2015	2,978
2016	1,192
2017	99
2018 and after	—
Total	$5,042

Contingencies

There were no material contingencies noted for the nine-month periods ended September 30, 2013 and 2014.

14. RELATED PARTY BALANCES AND TRANSACTIONS

Amount due from a related party of the Group:

	As of December 31, 2013	As of September 30, 2014
Amount due from a related party-current		
Amount due from an ordinary shareholder	$ 198	$ —
Amount due to related parties-current		
Amount due to ordinary shareholders	$ —	$ 6,450

The amount as of December 31, 2013 represents personal loan provided by the Group to Mr. Yan Tang with no interest charges, and it was fully repaid in June 2014.

The amount as of September 30, 2014 represents the unpaid repurchase amount by the Group to its ordinary shareholders. Please refer to Note 9 for repurchase of ordinary shares.

F-74

11